

LOEWEN, ONDAATJE, McCUTCHEON USA, LLC
(DOING BUSINESS AS BLV SECURITIES)



Statement of Financial Condition
For the Year Ended March 31, 2023
(With the Report of Independent Registered Public Accounting Firm Thereon)

PUBLIC COPY



MARCH 31, 2023

175 STRAFFORD AVENUE – SUITE ONE
WAYNE, PA 19087



Table of Contents
For the Year Ended March 31, 2023

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-46604

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2022 (MM/DD/YY) AND ENDING 03/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Loewen, Ondaatje, McCutcheon USA, LLC (DBA BLV Securities)

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

175 Strafford Avenue - Suite One
(No. and Street)

Wayne,	PA	19087
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Francis G. Mitchell	610-687-7620	frank.mitchell@blvsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WWC, P.C.
(Name – if individual, state last, first, and middle name)

633 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

06/15/2019	1171
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francis G. Mitchell   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Loewen, Ondaatje, McCutcheon USA, LLC(DBA BLV Securities)as of   March 31, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



STEVEN D. RINGER
Notary Public
Wicomico County
Maryland
My Commission Expires Feb. 27, 2024



Notary Public

Signature:

Title: CEO

This filing** contains (check all applicable boxes):

- ● (a) Statement of financial condition.
- ● (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ● (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ● (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ● (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ● (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ● (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
BLV Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BLV Securities as of March 31, 2023, and the related notes and supplemental schedules (collectively referred to as the "financial statement"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BLV Securities as of March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BLV Securities management. Our responsibility is to express an opinion on BLV Securities financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BLV Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

WWC, P.C.

WWC, P.C.
Certified Public Accountants
PCAOB ID No. 1171

We have served as BLV Securities' auditor since 2023.
San Mateo, CA

September 5, 2023



Statement of Financial Condition
For the Year ended March 31, 2023

Assets

Cash and cash equivalents	$	17,106
Prepaid expenses and other assets		321
Total Assets	**$**	**17,427**

Liabilities and Member's Capital (Deficit)

Liabilities:

Accounts Payable	**$**	6,522
PPP Loan		39,313
Total Liabilities	**$**	**45,835**

Member's Capital:

Member's Capital (deficit)	$	(28,408)
Total liabilities and member's equity (deficit)	**$**	**17,427**

The accompanying notes are an integral part of these financial statements.



Notes to Financial Statements
For the Year ended March 31, 2023

1.   Organization and significant accounting policies:

Loewen, Ondaatje, McCutcheon USA, LLC, **Doing Business As**: BLV Securities (the "Company"), is a Limited Liability Company that was formed on July 20, 2017 pursuant to Chapter 605 of the Florida Revised Limited Liability Company Act for the purpose of, among other things, from and after October 1, 2017, serving as the "Successor" to the Canadian corporation, Loewen, Ondaatje, McCutcheon USA Limited (the "Predecessor") that had, since its formation in 1993, operated in the capacity of a U.S. broker dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company performs corporate finance services for U.S. and foreign clients and earns and fee income for the facilitation of investments in private placements. Accordingly, the Company does not currently hold customer securities or perform custodial functions relating to customer accounts.

On April 1, 2022, the Company was 76% owned by FGM Capital, LLC (a Delaware Limited Liability Corporation) and 24% owned by Mr. Steven Rogovich (a passive investor). For all of the year ending March 31, 2023, the Company's head office was located in Wayne, PA.

On May 4, 2020, the Company received a Payroll Protection Program (PPP) loan from the US Treasury Department – Small Business Administration for $44,900. On September 30, 2021, the Company paid down $5,586 against this loan and is in the process of applying for forgiveness for the remaining balance. The original loan was scheduled to mature within two years of the elected PPP covered period, however after the March 31, 2022 fiscal year-end, the loan maturity was extended through May 3, 2025. The company expects to finalize the forgiveness portion of the loan by September 2023. Whereupon any unforgiven loan amount would become payable via monthly installments through May 3, 2025, bearing a rate of interest of one percent (1%) over that time frame. Based upon worst and best case forgiveness calculations the Company expects to obtain forgiveness for a minimum of 54% and a maximum of 100% of the loan proceeds and estimates that any future installment payments would not exceed $1,100 per month after forgiveness is applied.

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies are as follows:

        (a)   Cash:

The Company considers deposits in banks and term deposits with original maturities of three months or less as cash.



Notes to Financial Statements
For the Year ended March 31, 2023

1. **Organization and significant accounting policies (continued):**

  (b) Securities transactions and balances:

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expense recorded on a trade date basis. Interest income is recorded on an accrual basis.

  (c) Underwriting and advisory revenue:

Investment banking revenue includes gains, losses and fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue also includes fees earned from providing merger and acquisition and financial restructuring or capital market advisory services.

Investment banking revenue is recognized when the underwriting is completed under terms of the engagement and the income is reasonably determinable and collection is assured. Investment advisory fees are recognized as earned over the term of the contract. For the year-ending March 31, 2023, there were no underwriting or advisory revenues recorded.

  (d) Income taxes:

The Company is treated as a partnership pass-through to its member/owners who are responsible for reporting their share of profits and losses.

FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), an interpretation of FASB ASC 740 applies to all tax positions accounted for in accordance with FASB ASC 740 and is effective for the Company for the year ended March 31, 2023. The Company has assessed the impact of this standard and determined there is no material impact on its financial condition or results of operations.

The Company accounts for any potential interest or penalties related to future liabilities for unrecognized income tax benefits as interest/other expense. The Company is subject to examination by tax authorities for federal, state, or local income taxes for periods beginning October 1, 2019.

  (e) Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.



Notes to Financial Statements
For the year ended March 31, 2023

2.   Financial instruments:

(a) Concentration of credit risk:

The Company reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with counterparties who fail to fulfill their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms.

(b) Cash

The Company maintains cash in one financial institution which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk to cash.

(c) Fair values of financial instruments:

The fair values of financial assets and liabilities approximate their carrying amounts due to their imminent maturity or short-term nature. The Company had no financial instruments of value at March 31, 2023.

3.   Regulatory net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2023, the Company had net capital of $10,584 which was $5,584 in excess of its required net capital of $5,000. The Company's net capital ratio was 61.61%.

4.   Going Concern Assessment:

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company had losses from operations in the each of the prior three fiscal years.

In a recent ownership restructuring, the Company has sought out investors who are in sync with the Company's business model, are aware of the prospective goals and costs, and are committed to meeting the Company's operating expense needs and obligations going forward. Current Member-owners have pledged additional and ongoing financial support to enable the Company to continue as a going concern.

5.   Subsequent events:

On June 15, 2023, FGM Capital sold a 24% ownership interest in the Company to Mr. Terrance Colter, and an additional 10% ownership interest to Belite Capital, LLC, both passive investors. The addition of these new partners is intended to bring new and sufficient equity capital to the Company to fully underwrite the anticipated costs associated with its' business plans going forward.



Notes to Financial Statements
For the year ended March 31, 2023

SUPPLEMENTARY INFORMATION

Schedule I – Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission March 31, 2023

Credit Factors:		
Members' Capital (deficit)	$	(28,408)
Other Allowable Credits - PPP Loan		39,313
Debit Factors:		
Prepaid expenses		(321)
*Net Capital	$	10,584
Less minimum net capital requirement:		
Greater of 6-2/3rds% of Aggregate indebtedness or $5,000		5,000
Excess net capital:	$	5,584
Capital ratio (maximum allowance 1,500%):		
(*) Aggregate indebtedness	6,522	
	61.62%	
(*) Net Capital	10,584	
Aggregate indebtedness:		
Accounts payable	$	6,522
	$	6,522

*The above computation does not differ materially from the computation of net capital under SEC Rule 15c3-1 as of March 31, 2023, as filed by the Company on FOCUS Form 17A-5.

Schedule II - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Expressed in U.S. dollars) March 31, 2023.

The Company is not subject to 17 C.F.R. 240.15c-3-3 due to the limited nature of its' business.

Schedule III - Computation for Determination of PAB Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Expressed in U.S. dollars) March 31, 2023.

The Company is not subject to 17 C.F.R. 240.15c-3-3 due to the limited nature of its' business.